SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 October, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 October 2013
Exhibit 1.2	Transaction in Own Shares dated 02 October 2013
Exhibit 1.3	Transaction in Own Shares dated 03 October 2013
Exhibit 1.4	Transaction in Own Shares dated 04 October 2013
Exhibit 1.5	Transaction in Own Shares dated 07 October 2013
Exhibit 1.6	Transaction in Own Shares dated 08 October 2013
Exhibit 1.7	Transaction in Own Shares dated 09 October 2013
Exhibit 1.8	Transaction in Own Shares dated 10 October 2013
Exhibit 1.9	Director/PDMR Shareholding dated 10 October2013
Exhibit 1.10	Transaction in Own Shares dated 11 October 2013
Exhibit 1.11	Transaction in Own Shares dated 14 October 2013
Exhibit 1.12	Transaction in Own Shares dated 15 October 2013
Exhibit 1.13	Director/PDMR Shareholding dated 15 October 2013
Exhibit 1.14	Transaction in Own Shares dated 16 October 2013
Exhibit 1.15	Transaction in Own Shares dated 17 October 2013
Exhibit 1.16	Transaction in Own Shares dated 18 October 2013
Exhibit 1.17	Transaction in Own Shares dated 21 October 2013
Exhibit 1.18	Transaction in Own Shares dated 22 October 2013
Exhibit 1.19	Transaction in Own Shares dated 23 October 2013
Exhibit 1.20	Transaction in Own Shares dated 24 October 2013
Exhibit 1.21	Transaction in Own Shares dated 25 October 2013
Exhibit 1.22	BP p.l.c. publishes provisional dividend dates dated 25 October 2013
Exhibit 1.23	Transaction in Own Shares dated 28 October 2013
Exhibit 1.24	Transaction in Own Shares dated 29 October 2013
Exhibit 1.25	Share Repurchase Programme dated 29 October 2013
Exhibit 1.26	Transaction in Own Shares dated 30 October 2013
Exhibit 1.27	Transaction in Own Shares dated 31 October 2013
Exhibit 1.28	Director/PDMR Shareholding dated 31 October 2013
Exhibit 1.29	Total Voting Rights and Share Capital dated 31 October 2013

Exhibit 1.1

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 01 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 September 2013
Number of ordinary shares purchased	4,600,000
Highest price paid per share (pence)	438.00
Lowest price paid per share (pence)	430.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 02 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	1 October 2013
Number of ordinary shares purchased	4,500,000
Highest price paid per share (pence)	435.39
Lowest price paid per share (pence)	430.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 03 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 October 2013
Number of ordinary shares purchased	4,400,000
Highest price paid per share (pence)	432.30
Lowest price paid per share (pence)	426.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 04 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 October 2013
Number of ordinary shares purchased	4,000,000
Highest price paid per share (pence)	440.90
Lowest price paid per share (pence)	435.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 07 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 October 2013
Number of ordinary shares purchased	3,500,000
Highest price paid per share (pence)	440.50
Lowest price paid per share (pence)	435.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 08 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	07 October 2013
Number of ordinary shares purchased	3,500,000
Highest price paid per share (pence)	439.10
Lowest price paid per share (pence)	434.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 09 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	08 October 2013
Number of ordinary shares purchased	4,200,000
Highest price paid per share (pence)	438.15
Lowest price paid per share (pence)	432.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 10 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	09 October 2013
Number of ordinary shares purchased	4,650,000
Highest price paid per share (pence)	436.90
Lowest price paid per share (pence)	430.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 10 October 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 October 2013 by Computershare Plan Managers that on 10 October 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.3345 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                73 shares
Dr B. Gilvary                73 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                73 shares
Mr B. Looney               70 shares
Mr D. Sanyal                73 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.10

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 11 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 October 2013
Number of ordinary shares purchased	3.600,000
Highest price paid per share (pence)	437.35
Lowest price paid per share (pence)	433.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 14 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 October 2013
Number of ordinary shares purchased	4,000,000
Highest price paid per share (pence)	439.95
Lowest price paid per share (pence)	435.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 15 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 October 2013
Number of ordinary shares purchased	3,850,000
Highest price paid per share (pence)	443.50
Lowest price paid per share (pence)	437.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 15 October 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 15 October 2013 BP p.l.c. was advised by Capita that on 10 October 2013, Dr. B. Gilvary, a director of BP p.l.c. transferred by way of gift 79,134 BP ordinary shares (ISIN number GB0007980591) to
Mrs. Joanne Louise Gilvary, his wife.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 16 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 October 2013
Number of ordinary shares purchased	4,100,000
Highest price paid per share (pence)	446.85
Lowest price paid per share (pence)	442.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 17 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 October 2013
Number of ordinary shares purchased	4,150,000
Highest price paid per share (pence)	447.55
Lowest price paid per share (pence)	444.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 18 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 October 2013
Number of ordinary shares purchased	4,300,000
Highest price paid per share (pence)	444.85
Lowest price paid per share (pence)	440.11

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 21 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 October 2013
Number of ordinary shares purchased	3,800,000
Highest price paid per share (pence)	447.45
Lowest price paid per share (pence)	443.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 22 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 October 2013
Number of ordinary shares purchased	4,100,000
Highest price paid per share (pence)	450.10
Lowest price paid per share (pence)	446.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 23 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 October 2013
Number of ordinary shares purchased	4,300,000
Highest price paid per share (pence)	450.20
Lowest price paid per share (pence)	447.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 24 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 October 2013
Number of ordinary shares purchased	4,000,000
Highest price paid per share (pence)	449.88
Lowest price paid per share (pence)	445.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 25 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 October 2013
Number of ordinary shares purchased	3,971,090
Highest price paid per share (pence)	452.80
Lowest price paid per share (pence)	448.90
Highest price paid per share (cents)	727.17
Lowest price paid per share (cents)	725.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - Publishes provisional dividend dates
BP p.l.c.- 25 October 2013

BP p.l.c today announced that it has published its provisional forthcoming dividend dates (including announcement, payment, record and ex-dividend dates) for ordinary and preference shares on www.bp.com/financialcalendar for the remainder of 2013 and 2014. These dates are indicative and may be subject to change.

Exhibit 1.23

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 28 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 October 2013
Number of ordinary shares purchased	4,200,000
Highest price paid per share (pence)	454.50
Lowest price paid per share (pence)	449.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 29 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 October 2013
Number of ordinary shares purchased	3,968,120
Highest price paid per share (pence)	452.10
Lowest price paid per share (pence)	448.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell    +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 29 October 2013

BP p.l.c. Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a sixth repurchase mandate agreement with an independent third party following the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 16 September 2013 to 28 October 2013.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period of 29 October 2013 to 13 December 2013 and will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell             +44 (0)20 7496 4962

Exhibit 1.26

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 30 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 October 2013
Number of ordinary shares purchased	3,747,210
Highest price paid per share (pence)	472.60
Lowest price paid per share (pence)	467.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.27

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           31 October 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 October 2013
Number of ordinary shares purchased	544,341
Highest price paid per share (pence)	478.80
Lowest price paid per share (pence)	478.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 31 October 2013

 BP p.l.c. Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 30 October 2013 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 29 October 2013 she instructed Fidelity Stock Plan Services LLC to sell 8,000 ADSs (ISIN number US0556221044). Fidelity sold these 8,000 ADSs as follows: 7,500 ADSs at $45.850 per ADS and 500 ADSs at $45.852 per ADS.

BP p.l.c. was also notified on 30 October 2013 by Mr R Bondy, a person discharging managerial responsibility in BP p.l.c., that on 30 October 2013 he sold 250,000 BP ordinary shares (ISIN number GB0007980591) at £4.852 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.29

BP p.l.c. - Total voting rights and share capital
BP p.l.c. - 31 October 2013

As at 31 October 2013, the issued share capital of BP p.l.c. comprised 18,761,730,786  ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,793,549,103. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,766,813,286. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 November 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary